Exhibit 99.1

Committed to Integrity WESTPORT FUEL SYSTEMS INC. Code of Conduct Revision 01.1 - Nov 2019

Table of Contents A Message From Leadership...........................................................................................1 What We Stand For ...........................................................................................................2 Introduction................................................................................................................. ... .. . 3 Purpose and Overview ............................................................................................................................. ... 3 Complying With Laws and Regulations....................................................................................................... 3 Who Must Follow This Code ....................................................................................................................... 4 Everyone’s Responsibilities................................................................................................ ... ...................... 4 Additional Responsibilities of Executive Leadership and Managers ........................................................... 5 Making the Right Choice – Our Guidelines for Ethical Decision - making .................................................... 6 Asking Questions and Reporting Concerns – the Ethics Hotline ................................................................ 7 Our Non - Retaliation Policy ........................................................................................................................ 10 Accountability and Discipline................................................................................................................... .. 10 Promoting a Safe and Respectful Workplace .............................................................. 11 Diversity, Equal Employment Opportunity, and Non - discrimination .......................................................... 11 Harassment - free Workplace...................................................................................................... ................ 12 Health and Safety....................................................................................................................... ... ............ 13 Following the Letter and the Spirit of the Law............................................................. 15 Cooperating With Audits and Investigations.............................................................................................. 15 Anti - corruption and Bribery ....................................................................................................................... 16 Antitrust and Fair Competition.................................................................................................................. . 17 Insider Trading ............................................................................................................................. ... .......... 18 Anti - money Laundering ............................................................................................................................. 19 Imports, Exports, and Global Trade .......................................................................................................... 20 Political Activities ............................................................................................................................. ... ....... 22

Serving the Greater Good..............................................................................................23 Corporate Citizenship.................................................................................................................. ... ........... 23 Human Rights ............................................................................................................................. ... ........... 23 Environmental Stewardship and Sustainability ......................................................................................... 24 Working With Our Customers and Business Partners ...............................................25 Honest and Fair Dealing ........................................................................................................................... 25 Management Override and Use of Position .............................................................................................. 25 Third - party Relations ............................................................................................................................. ... . 26 Conflicts of Interest ............................................................................................................................. ... ... 27 Outside Employment ............................................................................................................................. ... . 28 Gifts and Entertainment ............................................................................................................................ 28 Working With the Government .................................................................................................................. 29 Safeguarding Information and Assets..........................................................................30 Accurate Recordkeeping ........................................................................................................................... 30 Physical and Electronic Assets ........................................................................................................... ... .. 32 Confidential Information ............................................................................................................................ 33 Delegation of Authority ............................................................................................................................. . 34 Speaking on Behalf of WFS ...................................................................................................................... 35 Social Media................................................................................................................. ... .......................... 35 Acknowledgement Form................................................................................................36 Resources .......................................................................................................................38

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 1 REV 01.1 - NOV 2019 A Message From Leadership We work every day to create and deliver innovative product solutions to power cleaner transportation, and we have you, our employees, to thank for our success. Every day you demonstrate our commitment to integrity and excellence as we bring clean transportation solutions to life. Every day we must adhere to complex and ever - changing laws, regulations, and new stringent requirements that impact our markets, our product offering, and our compliance. That is why Westport Fuel Systems has our Code of Conduct (“ the Code ”) – because business is complicated, and it can be difficult to know the right thing to do. When you read and follow the Code, you’ll find it will help you uphold our values and make good decisions in your daily work. If you are still uncertain, please reach out and ask for help. Understanding the Code is your responsibility, as is upholding our Company’s policies and our legal and regulatory obligations. If you have any questions about the Code or how to do what’s right, please ask questions (speak up). You have my word that you are empowered and expected to do the right thing and to ask for help when faced with tough decisions, real, or perceived conflicts. We have zero tolerance for unethical behavior. I want you to raise issues and ask questions when something doesn’t seem right or when you’re unsure of what to do. Speak to your manager, your Human Resources Representative, our Compliance Officer or through our Legal Team. You can also get help or report concerns at our Ethics Hotline (http://westport.ethicspoint.com) (international numbers and online webform available). After all, your actions reflect directly on our Company and have the power to bolster or tarnish our reputation. It’s up to each of us. Remember, achieving our goals is a team activity, but it begins with you – keeping our Code and our values in mind. Partnerships and relationships are the pathway by which we capture opportunity and realize value. Corporate integrity, personal credibility, and acting with respect for others at all times are the foundation of our success. No matter where you work or the job you hold, you are an important member of the Westport Fuel Systems team or global network, and by embracing our work with integrity and respect, we’ll change the way the world moves. Yours truly, David M. Johnson, Chief Executive Officer

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 2 REV 01.1 - NOV 2019 What We Stand For We work every day to demonstrate our commitment to the values of integrity, respect, and perseverance. We count on every employee and every member of our global network to build business relationships and make decisions in a way that honours our values. Committed to Integrity: Corporate integrity, personal accountability, and respect for others are the foundation of our success. Customer Focus: Partnerships and relationships are the pathway by which we capture opportunity and realize value . We relentlessly serve our customers enabling them to respond quickly to opportunities that drive their success . Delivery Excellence: Our commitment to execution and results fuels our passion to excel and innovate. We focus investment on what we do best and fuel our growth by optimizing efficiencies in our processes, workplace, and value chain. Teamwork and Collaboration: We enable our people through enriched collaboration and partnerships, leveraging our diverse global experience, and viewing the company in its entirety - like our stakeholders do. Sustainability: We strive to ensure the way we do business has a positive impact on our people, the environment, and the communities in which we work and live. Vision Creating a better world through innovative energy solutions. Mission Engineering the most advanced, clean fuel systems and components to deliver compelling environmental, economic, and energy security benefits to customers. Values Integrity We are transparent, honest, and ethical in all interactions. We strive to do what is right and do what we say we will do. Respect Teamwork and partnerships are highly valued with differing views seen as a means to a better result. Perseverance A demonstrated ability to continually push through challenges and succeed.

3 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Introduction PURPOSE AND OVERVIEW This Code of Conduct reflects our commitment to a culture of honesty, integrity, and accountability. For us, it’s not enough to just invent, engineer, manufacture, or supply – we share a commitment to do it all with integrity. As we work together to power a cleaner tomorrow, we count on every employee and member of our global network to build business relationships and make business decisions in a way that honours our values and preserves our reputation as an ethical Company. Our Code of Conduct (“ Code ”) is a critical resource in that respect. It’s designed to help each of us, at every location, and at every level of the Company: • Comply with applicable laws, regulations, and Company policies. • Promote integrity and the highest standard of ethical conduct. • Avoid even the appearance of anything improper in connection with our business activities. COMPLYING WITH LAWS AND REGULATIONS Westport Fuel Systems Inc. (“ WFS ” or “ Company ”) is committed to compliance with all laws, rules, and regulations that apply to our business. In addition to our Code, WFS also has other resources that can be of help to you. These additional resources are listed throughout the Code. As always, we rely on you to use good judgment and to seek help when you need it. We operate in several countries, so it’s important to be aware of different laws and customs that may apply. While we respect the norms of our customers, business partners, and coworkers throughout the world, all employees must comply with the standards and principles in this Code and our Company policies. If any provision of our Code conflicts with a local law or requirement, you should seek guidance from our Legal Team (see Resources Section for contact details). CO DE O F CO N DUCT

4 WHO MUST FOLLOW THIS CODE All members of the WFS team including employees, contractors, corporate officers, and members of the WFS Board of Directors, and our affiliate companies’ Board of Directors, are required to read, understand, and agree to meet the standards and obligations in this Code. All members of our global network including consultants, agents, suppliers, joint ventures, and independent affiliate company Board Members and other third parties, serve as an extension of WFS. They are expected to follow the spirit of our Code, as well as any applicable contractual provisions, when working on our behalf. If you supervise our business partners, contractors or temporary employees, you are responsible for communicating our standards and ensuring that they are understood. If a business partner fails to meet our ethics and compliance expectations or their related contractual obligations, it may expose us to reputational and economic damage and may result in the termination of their contract. Joint ventures and joint venture partners are expected to have their own policies, similar in scope to the Code, as well as procedures governing compliance with such policies, that are satisfactory to the Company. EVERYONE’S RESPONSIBILITIES Each of us must take responsibility for acting with integrity and in good faith, even when this means making difficult choices. WFS relies on you to: • Conduct business in a professional, honest, and ethical manner when acting on behalf of our Company. • Create and maintain a respectful, safe, and healthy work environment. One which is free from discrimination, bullying, and harassment. • Respect employee privacy. Including the right to have personal information treated as confidential. • Know and comply with our Code and our policies . Pay particular attention to the topics that apply to your specific job responsibilities. • Complete all required employee training in a timely manner and keep up - to - date on current standards and expectations. It is very important that you complete your own compliance training and encourage others to complete theirs. If you complete this training for someone else or have someone do it for you, you will both be subject to disciplinary action, up to and including termination • Report concerns about possible violations of the law, our Code, or our policies to your manager, an executive, or any of the resources listed in this Code. We are a company that supports a speak - up culture without any fear of retaliation or negative consequences – we encourage all of our employees, at any level, to speak up and report concerns. It helps us to address issues promptly and to continuously improve how we conduct our business. • Cooperate and tell the truth when responding to an investigation or audit, and never alter or destroy records in response to an investigation or when an investigation is anticipated. Again, we are a REV 01.1 - NOV 2019 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT

5 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 company that supports a speak - up culture without any fear of retaliation or negative consequences – we encourage all of our employees, at any level, to speak up and report concerns. It helps us to address issues promptly and to continuously improve how we conduct our business. Remember: No reason, including the desire to meet business goals, should ever be an excuse for violating the law, our Code, or our policies. ADDITIONAL RESPONSIBILITIES OF EXECUTIVE LEADERSHIP AND MANAGERS WFS Executive Leadership and managers are expected to meet the following additional responsibilities: • Lead by example. As a leader, you are expected to exemplify high standards of ethical business conduct. • Be a resource for others. Be available to communicate with employees and other business partners about how our Code and our policies apply to their daily work. • Promote respect and dignity. Help create a work environment that values every individual and fosters open communication. • Proactively protect the safety of others. Advocate and take action to ensure work environments are safe. • Leverage real - life work situations. Look for opportunities to discuss and address ethics and challenging situations with others. • Respond quickly and effectively. When a concern is brought to your attention, make sure that it is treated seriously and with due respect for everyone involved. • Be aware of the limits of your authority. Do not take any action that exceeds your authority. If you are ever unsure of what is appropriate (and what isn’t), discuss the matter with your manager. • Delegate responsibly. Never delegate authority to any individual whom you believe may engage in unlawful conduct or unethical activities.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 6 REV 01.1 - NOV 2019 MAKING THE RIGHT CHOICE – OUR GUIDELINES FOR ETHICAL DECISION - MAKING You are expected to make ethical decisions, but we understand making the right decision is not always easy. There may be times when you’ll be under pressure or unsure of what to do. Always remember that when you have a tough choice to make, you’re not alone. There are resources available to help and guide you to the right choice. Q&A I observed misconduct in an area not under my supervision. Am I still required to report the issue? You are chiefly responsible for employees and other third parties under your supervision, but all WFS employees are required to report misconduct. As a leader, we look to you to be proactive. The best approach would be to talk first with the manager who oversees the area where the problem is occurring, but if this isn’t feasible or effective, you should use the other resources described in our Code. Q&A I’m a manager, and I’m not clear what my obligations are if someone comes to me with an accusation – and what if it involves a senior leader? We acknowledge this may present a difficult situation but no matter who the allegation involves, you must report it. WFS provides several avenues for reporting concerns including the ability to report concerns on an anonymous basis where allowed by local law. If, for any reason, you are uncomfortable making a report to a particular person, you may talk to another member of management or any of the other resources listed in our Code.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 7 REV 01.1 - NOV 2019 One More Thing … We value your feedback. If you have suggestions for ways to enhance our Code, our policies, or our resources to better address a particular issue you have encountered, bring them forward. Promoting an ethical WFS is a responsibility we all share. ASKING QUESTIONS AND REPORTING CONCERNS – THE ETHICS HOTLINE If you see or suspect any violation of the law, our Code, or our policies, or if you have a question about what to do, talk to your manager. Every member of the WFS team and global network is responsible for ensuring the Code is followed at all times and is obligated to bring forward any concerns or suspected breaches. The Whistleblower Policy is in place to enable us to resolve issues within the company without fear of retaliation. Most often, areas of concern are best addressed with our supervisor or manager, however if you’re uncomfortable speaking with your manager, there are other resources available to help you, including your local Human Resource Representative, any member of the legal team and/or our Compliance Officer. If you are still uncomfortable discussing these concerns or if these concerns remain unresolved, we can file a report through the Ethics Hotline Website or by phone call to the Ethics Hotline. WFS will make every reasonable attempt to ensure that your concerns are addressed appropriately. Remember, an issue cannot be addressed unless it is brought to someone’s attention. Facing a Difficult Decision? It may help to ask yourself: Is it legal? Would I feel com - fortable if my man - ager and others within WFS knew about it? Is it consistent with our Code and our Values? Would I feel comfortable if my decision or my actions were made public? If the answer to all of these questions is “yes,” the decision to move forward is probably OK, but if the answer to any question is “no” or “I’m not sure,” stop and seek guidance.

What to Expect When You Use the Ethics Hotline

The Ethics Hotline web portal and phone line are available 24 hours a day, 7 days a week. Trained specialists from an independent third-party provider of corporate compliance services will answer your call, document your concerns, and forward a written report to WFS for further investigation.

When you contact the Ethics Hotline, you may choose to remain anonymous where allowed by local law. All reports will be treated seriously whether they are submitted anonymously or not.

After you make a report, you will receive an identification number, so you can follow up on your concern. Following up is especially important if you have submitted a report anonymously, as we may need additional information in order to conduct an effective investigation. This identification number will also enable you to track the resolution of the case and inform you about investigation outcomes.

Any report you make will be kept confidential by all individuals involved with reviewing and, if necessary, investigating it.

The Ethics Hotline Details (by region)

Website Access - http://www.westport.ethicspoint.com

Country	Shared/Dedicated	Hotline Number	Direct Access Code
Argentina	Dedicated	0-800-444-1993	
Australia	Dedicated	1-800-339276	
Canada	Dedicated	855-227-0663	
Canada	Shared	855-350-9393	
China	Dedicated	4006002608	
China	Shared	10-800-120-1239	
China	Shared	10-800-712-1239	
England	Shared	0800-032-8483	
France	Shared	0800-902500	
India	Dedicated	855-227-0663	000-117
Italy	Shared	800-786907	
Netherlands	Shared	0800-0226174	
Sweden	Shared	020-79-8729	
United States	Dedicated	855-227-0663	

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9 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Compliance Officer Mail: Suite 101 – 1750 W75th Avenue, Vancouver, BC Canada V6P 6G2 E - mail: alert@wfsinc.com Phone: +1 - 604 - 718 - 2020 Q&A What if someone misuses the Ethics Hotline, makes an anonymous call, and falsely accuses someone of wrongdoing? Experience has shown that the Ethics Hotline is rarely used for malicious purposes, but it is important to know that we will follow up on reports, and anyone who uses the Ethics Hotline in bad faith to spread falsehoods or threaten others, or with the intent to unjustly damage another person’s reputation, will be subject to disciplinary action. Find Out More Ethics Hotline FAQs Privacy Policy Whistleblower Policy

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 10 REV 01.1 - NOV 2019 OUR NON - RETALIATION POLICY We will not tolerate any retaliation against any employee who, in good faith, asks questions, makes a report of actions that may be inconsistent with the law, our Code, or our policies, or assists in an investigation of suspected wrongdoing. Reporting “in good faith” means making a genuine attempt to provide honest, complete, and accurate information, even if it later proves to be unsubstantiated or mistaken. Q&A I suspect there may be some unethical behavior going on in my business unit involving my manager. I know I should report my suspicions, and I’m thinking about using the Ethics Hotline, but I’m concerned about retaliation. You are encouraged to report misconduct and, in your situation, using the Ethics Hotline is a good option. We will investigate your suspicions and may need to talk to you to gather additional information. After you make the report, if you believe you are experiencing any retaliation, you should report it. We take claims of retaliation seriously. Reports of retaliation will be thoroughly investigated and, if they are true, retaliators will be disciplined. ACCOUNTABILITY AND DISCIPLINE Violating laws, our Code, or our policies, or encouraging others to do so, exposes our Company to liability and puts our reputation at risk. If an ethics or compliance problem does occur, report it, so that an effective solution can be developed. You should also understand that violations of laws or regulations may result in legal proceedings and penalties including, in some circumstances, criminal prosecution.

11 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Promoting a Safe and Respectful Workplace DIVERSITY, EQUAL EMPLOYMENT OPPORTUNITY, AND NON - DISCRIMINATION WFS brings together employees with a wide variety of backgrounds, skills, and cultures to create diverse teams that drive our results. We are committed to the principles of equality and our workplace is based on all of us demonstrating mutual trust, respect, and concern for the safety and well - being of all. We support laws prohibiting discrimination based on protected characteristics such as a person’s race, color, gender, national origin, age, religion, disability, veteran status, marital status, or sexual orientation, and we judge colleagues, job applicants, and business partners on the basis of their qualifications, demonstrated skills, and achievements. Honour Our Values • Treat others respectfully and professionally. • Promote diversity in hiring and other employment decisions. • Do not discriminate against others on the basis of any other characteristic protected by law or Company policy. • If you supervise others, judge them on performance. Avoid introducing unrelated considerations into your decisions. Be Alert For • Comments, jokes, or materials, including emails, which others might consider offensive. • Inappropriate bias – when evaluating others, use objective, quantifiable standards. CO DE O F CO N DUCT

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 12 REV 01.1 - NOV 2019 Q&A One of my coworkers sends emails containing jokes and insulting comments about certain nationalities. They make me uncomfortable, but no one else has spoken up about them. What should I do? If you are comfortable doing so, we encourage you to first talk to your coworker and bring to their attention that these types of emails are not appropriate. If you speak to your coworker and there is no change in his or her behaviour, or if you are not comfortable speaking to your coworker, then notify your manager or Human Resources Representative. Sending these kinds of jokes violates our Values as well as our policies that relate to the use of email and our standards on diversity, harassment, and discrimination. By doing nothing you are condoning discrimination and tolerating beliefs that can seriously erode the team environment that we have all worked so hard to create. HARASSMENT - FREE WORKPLACE We all have the right to work in an environment that is free from intimidation, harassment, and abuse. Verbal or physical conduct by any employee that harasses another, disrupts another’s work performance, or creates an intimidating, offensive, abusive, or hostile work environment is prohibited. Honour Our Values • Speak out when a coworker’s conduct makes you or others uncomfortable. • Never tolerate sexual harassment, including requests for sexual favours or other unwelcome verbal or physical conduct of a sexual nature. • Demonstrate professionalism. Do not visit inappropriate internet sites or display sexually explicit or offensive pictures. • Promote a positive attitude toward policies designed to build a safe, ethical, and professional WFS. • Report all incidents of harassment and intimidation that may compromise our ability to work together and be productive. Be Alert For • Unwelcome remarks, gestures, or physical contact. • The display of sexually explicit or offensive pictures or other materials. • Sexual or offensive jokes or comments (explicit or by innuendo) and leering. • Verbal abuse, threats, or taunting. • Threatening remarks, obscene phone calls, stalking, or any other form of harassment.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 13 REV 01.1 - NOV 2019 Sexual Harassment … Is a common form of harassment, which, in general, occurs when: • Actions that are unwelcome are made a condition of employment or used as the basis for employment decisions such as a request for a date, a sexual favour, or other similar conduct of a sexual nature. • An intimidating, offensive, or hostile work environment is created by unwelcome sexual advances, insulting jokes, or other offensive verbal or physical behavior of a sexual nature. Q&A While on a business trip, a coworker repeatedly asked me out for drinks and made comments about my appearance that made me uncomfortable. I asked him to stop, but he wouldn’t. We weren’t in the office and it was after regular working hours, so I wasn’t sure what I should do. Was that harassment? Yes, it was. This type of conduct is not tolerated, not only during working hours but in all work - related situations, including business trips. Tell your coworker such actions are inappropriate and must be stopped, and if they continue, report the problem. Find Out More Diversity Policy Respectful Workplace Policy HEALTH AND SAFETY Ensuring safety is an integral part of everything we do . Each of us is responsible for acting in a way that protects ourselves and others . We can only achieve our goal of a safe and healthy workplace through the active participation and support of everyone . Situations that may pose a health, safety, or environmental hazard should be reported immediately . All reports can be made without fear of reprisal . Honour Our Values • Observe the safety, security, and health rules and practices that apply to your job and the facility in which you work. • Notify your manager immediately about any unsafe equipment or any situation that could pose a threat to health or safety or damage the environment. As an employee, you have the right and the responsibility to immediately stop any work if you feel your safety, or safety of others, is at risk.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 14 REV 01.1 - NOV 2019 • Maintain a neat, safe working environment by keeping workstations, aisles, and other workspaces free from obstacles, wires, and other potential hazards. Be Alert For • Unsafe practices or work conditions. • Carelessness in enforcing security standards, such as facility entry procedures and password protocols. Alcohol and Substance Abuse While at work or on Company business: – You should be always ready to carry out your work duties – never impaired. – Do not use, possess, or be under the influence of illegal drugs or any substance that could interfere with a safe and effective work environment or harm our Company’s reputation. Workplace Violence Violence of any kind has no place at WFS. We won’t tolerate: – Intimidating, threatening, or hostile behavior. – Causing intentional physical injury to another. – Acts of vandalism, arson, sabotage, or other criminal activities. – The carrying of weapons onto Company property unless you are authorized by the Company to do so. – Intentionally damaging someone else’s property or acting aggressively in a manner that causes someone else to fear injury. – Threatening, intimidating, or coercing others on or off the premises – at any time, for any purpose. Q&A I’ve noticed some practices in my area that don’t seem safe. Who can I speak to? I’m new here and don’t want to be considered a troublemaker. Discuss your concerns with your manager or Human Resources Representative. There may be very good reasons for the practices, but it’s important to remember that raising a concern about safety does not make you a troublemaker, but a responsible employee concerned about the safety of others.

15 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Following the Letter and the Spirit of the Law As part of the WFS team and global network you are committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which we do business. If there appears to be a conflict or inconsistency in such laws, rules or regulations, or if you are otherwise in doubt about the application of any legal requirements, the matter should be referred to senior management or the Legal Team. Ignorance of the law is not an excuse. We must diligently seek to avoid conduct which might be interpreted as being in violation of laws governing the affairs of the Company in any jurisdiction where we carry on business. COOPERATING WITH AUDITS AND INVESTIGATIONS Each of us has an obligation to fully cooperate with internal and external investigations and audits that are conducted by our Company. You are expected to fully cooperate and ensure that any information you provide is true, accurate, and complete. In addition, in the course of business, you may receive inquiries or requests from government officials. If you learn of a potential government investigation or inquiry, immediately notify your manager and our Legal Team before taking or promising any action. If you are responsible for responding to a government inquiry or request, you have the same duty to fully cooperate and provide true, accurate, and complete information. Be Alert For • Falsified information. Never destroy, alter, or conceal any document in anticipation of, or in response to, a request for these documents. If a document contains inaccurate or incorrect information, contact your manager and the Legal Team to seek guidance before responding to the request for documents. • Unlawful influence . Never provide or attempt to influence others to provide incomplete, false, or misleading statements to a Company or government investigator . CO DE O F CO N DUCT

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 16 REV 01.1 - NOV 2019 ANTI - CORRUPTION AND BRIBERY We believe that all forms of bribery and other corrupt practices are an inappropriate way to conduct business regardless of local customs. WFS is committed to complying with all applicable anti - corruption laws. We do not pay bribes, kickbacks, or illegal facilitation payments, at any time for any reason. This applies equally to any person or firm who represents WFS. An important exception, however is if a potentially improper payment is necessary to protect yours or another individual’s health or safety. In such a situation, you should immediately make the payment and report the situation and payment to your manager, the Legal Team and our Compliance Officer as soon as possible. Key Definitions Bribery means offering, giving or receiving anything of value in order to obtain business or a financial or commercial advantage. Corruption is the abuse of power for private gain; dishonest or fraudulent conduct by those in power, typically involving bribery. Facilitation payments are typically payments to a government official (often a low - level government official but not always) that are intended to encourage the official to perform, or refrain from performing, his or her responsibilities resulting in an economic benefit or advantage to the Company. Third parties must understand that they are required to operate in strict compliance with our standards and maintain accurate records of all transactions. It is especially important that we exercise due diligence and carefully screen and monitor third parties acting on our behalf, particularly when dealing in countries with high corruption rates and in any situations where “red flags” would indicate further screening is needed before retaining the third party. Honour Our Values • Never give anything of value inconsistent with our policies, local laws, and regulations to any government official, directly or through a third party. If you are not sure of the requirements, including those contained in local laws, the safest course of action is to not give anything of value. • Understand the standards set forth under anti - bribery laws which apply to WFS and your role. • Accurately and completely record all payments to third parties. Be Alert For • Apparent violations of anti - bribery laws by our business partners. • Agents who do not wish to have all terms of their engagement with WFS clearly documented in writing.

17 Q&A I work with a foreign agent in connection with our operations in another country. I suspect that some of the money we pay her goes toward making payments or bribes to government officials. What should I do? This matter should be reported to the Compliance Officer for investigation. If there is bribery and we fail to act, both you and our Company could be liable. While investigating these kinds of matters can be culturally difficult in some countries, any agent doing business with us should understand the necessity of these measures. It is important and appropriate to remind our agents of this policy. Find Out More Anti - Corruption and Prevention of Bribery Principles Policy ANTITRUST AND FAIR COMPETITION We believe in free and open competition and never engage in improper practices that may limit competition. We never look to gain competitive advantages through unethical or illegal business practices. Complying With the Law Antitrust and competition laws are complex and compliance requirements can vary depending on the circumstances, but in general, the following activities are red flags and should be avoided and, if detected, reported to the Legal Team. • Sharing our Company’s competitively sensitive information with a competitor or potential competitor unless proper security measures are in place and you have prior approval from Executive Leadership to do so. • Sharing competitively sensitive information of business partners or other third parties with their competitors. • Attempting to obtain nonpublic information about competitors from new hires or candidates for employment. • Disparaging competitors or their products. When collecting business intelligence, WFS employees and others who are working on our behalf must always live up to the highest ethical standards. Never engage in fraud, misrepresentation, or deception to obtain information, and don’t use invasive technology to “spy” on others. While WFS employs former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers. WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 18 REV 01.1 - NOV 2019 Honour Our Values • Do not enter into agreements with competitors or others to engage in any anti - competitive behavior, including setting prices or dividing up customers, suppliers, or markets. • Do not engage in conversations with competitors, or potential competitors, about competitively sensitive information unless proper security measures are in place and you have prior approval from Executive Leadership to do so. Be Alert For • Collusion – when companies secretly communicate or agree on how they will compete. This could include agreements or exchanges of information on pricing, terms, wages, or allocations of markets. • Bid - rigging – when competitors or service providers manipulate bidding so that fair competition is limited. This may include comparing bids, agreeing to refrain from bidding, or knowingly submitting noncompetitive bids. • Tying – when a company with market power forces customers to agree to services or products that they do not want or need. • Predatory pricing – when a company with market power sells a service below cost to eliminate or harm a competitor, with the intent to recover the loss of revenue later by raising prices after the competitor has been eliminated or harmed. Q&A I received sensitive pricing information from one of our competitors. What should I do? Once you realize the contents, do not review the document further and do not utilize the information for any reason. You must contact the Compliance Officer without delay and before any further action is taken. It is important, from the moment we receive such information, that we demonstrate respect for antitrust laws, and we make it clear that we expect others to do the same . This requires appropriate action that can only be decided on a case - to - case basis and may include sending a letter to the competitor . INSIDER TRADING In the course of business, we may learn confidential information about WFS or other publicly traded companies. Trading securities while aware of material nonpublic information or disclosing such information to others who then trade (“tipping”), is prohibited by various laws. Material information is the kind of information a reasonable investor would take into consideration when deciding whether to buy or sell a security. Some examples of information about a company that might be material are: • A proposed acquisition or sale. • A significant expansion or cutback of operations.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 19 REV 01.1 - NOV 2019 • A significant product development or important information about a product. • Extraordinary management or business developments. • Changes in strategic direction including entering new markets. WFS employees and others who are working on our behalf must not personally exploit any financial opportunity as a result of obtaining confidential information while being an employee or contractor of WFS. This includes trading in WFS shares or any other company’s securities. By law, no person or entity is permitted to trade securities of WFS or of any other company when they have undisclosed material information about that company that could, if disclosed, have an effect on the market price of those securities. You must not disclose such information to any outsider, including members of your family and friends. Such actions are very serious offences and anyone who becomes aware of any leak of confidential information must report this immediately to the Compliance Officer. Securities laws and other legislation in Canada, the United States and various other jurisdictions, provide for imprisonment and significant fines in cases of a breach of these rules. If you have any questions as to whether information is material or has been released to the public, consult with Investor Relations (see Resources section). Honour Our Values • Do not buy or sell securities of any company when you have material nonpublic information about that company. • Do not communicate such material nonpublic information to other people. Be Alert For • Requests by friends or family for information about WFS or about companies that we do business with. Even casual conversations could be viewed as illegal “tipping” of inside information. • Tipping. Be very careful with inside information and make sure you do not share it with anyone, either on purpose or by accident. Find Out More Anti - Hedging and Clawback Policy Investor Relations Disclosure Policy Trading Policy ANTI - MONEY LAUNDERING Money laundering is a global problem with far - reaching and serious consequences . It is defined as the process of converting illegal proceeds so that funds are made to appear legitimate, and it is not limited to cash transactions . Involvement in such activities undermines our integrity, damages our reputation, and can expose our Company, and the individuals involved, to severe sanctions . Report any suspicious financial transactions and activities to the Compliance Officer and, if required, to appropriate government agencies .

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 20 REV 01.1 - NOV 2019 IMPORTS, EXPORTS, AND GLOBAL TRADE WFS has global operations that support a growing, worldwide customer base. To maintain and grow our global standing, all employees, officers, and directors must strictly comply with not only U.S. laws that govern the import, export, and re - export of our products, but also with the laws of other countries where our products are manufactured, repaired, or used. Any violation of these laws, even through ignorance, could have damaging and long - lasting effects on our business. Make sure, also, to work closely with suppliers of raw materials, parts, and components and speak up if you see or suspect a violation of laws aimed at conflict - free minerals. Anti - boycott Regulations We are subject to the anti - boycott provisions of U . S . law that require us to refuse to participate in foreign boycotts that the United States does not sanction . We promptly report any request to join in, support, or furnish information concerning a non - U . S . - sanctioned boycott . Compliance with applicable laws requires, among other things, that careful attention be paid to international trade sanctions, controls, and embargoes. In some cases, compliance with these sanctions, controls, and embargoes may require additional actions by WFS in certain business departments. For example: • If you are responsible for a WFS export, you should check the export classification of the product, software, or technology prior to export to determine whether special authorization is required. • You should screen your transactions against all applicable rules that restrict transactions with certain sanctioned countries, persons and prohibited end uses and you should follow any WFS procedures that are put into place for such screening. • You should screen business partners, suppliers, and parties involved in your international transactions against government - provided watch lists and you should follow any WFS procedures that are put into place for such screening.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 21 REV 01.1 - NOV 2019 In keeping with this policy, any WFS employee, director, officer, or consultant who is a U.S. person (U.S. citizen, legal permanent residents, or persons present in the United States) shall recuse themselves from any decision regarding any activity involving: • A country or jurisdiction subject to comprehensive U.S. sanctions (currently Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine). • Russia or a Russian - organized entity. • Venezuela or a Venezuelan - organized entity. • Or any individual or entity on the List of Specially Designated Nationals and Blocked Persons (“ SDN ” List) maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control or any entity owned 50 percent or more by such an individual or entity. As a precaution against inadvertent violations of the recusal requirements, WFS employees, directors, officers, or consultants who are U.S. persons shall be absent from any discussion of the business activities described in the paragraph above. If the discussion or meeting occurs by telephone, then those U.S. persons shall not join the call. If there is an email exchange on such issues, those who are U.S. persons shall not be included in those exchanges, and if inadvertently included on such an email chain, shall refrain from responding. Honour Our Values • Obtain all necessary licenses before the export or re - export of products, services, or technology. • Report complete, accurate, and detailed information regarding every imported product, including its place(s) of manufacture and its full cost. • Direct any questions you have regarding imports or exports of our products, parts, or technology to the Legal Team. Be Alert For • Transferring technical data and technology to someone in another country, such as through email, conversations, meetings, or database access. This restriction applies to sharing information with coworkers, as well as non - employees. • Transporting Company assets that contain certain technology (such as a computer an employee takes on a business trip) to another country. Q&A My work requires regular interaction with Customs officials . As part of my job, I am routinely asked to provide the Customs Service with information about our imports and exports . Do I really need to contact the Legal Team before every submission of information to the government? The right approach here would be to discuss with the Legal Team the types of requests your department routinely receives from Customs. These routine requests, once understood, might be handled without any legal review. Extraordinary requests would still require the Legal Team review to ensure that you are responding accurately, fully, and in accordance with the law.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 22 REV 01.1 - NOV 2019 POLITICAL ACTIVITIES You have the right to voluntarily participate in the political process, including making personal political contributions . However, you must always make it clear that your personal views and actions are not those of WFS, and never use Company funds for any political purpose without proper authorization . Honour Our Values • Ensure that your personal political views and activities are not viewed as those of our Company. • Do not use our resources or facilities to support your personal political activities. Be Alert For • Lobbying. Interactions with government officials or regulators that could be seen as lobbying must be discussed in advance and coordinated with Government Relations, with support from the Legal Team. • Pressure. Never apply direct or indirect pressure on another employee to contribute to, support, or oppose any political candidate or party. • Improper influence. Avoid even the appearance of making political contributions in order to gain favour or in an attempt to exert improper influence. • Conflicts of interest. Holding or campaigning for political office must not create, or appear to create, a conflict of interest with your duties at WFS. Q&A I would like to invite an elected official to speak at an upcoming Company event. Would that be a problem? You must get approval from Government Relations and the Compliance Officer before inviting an elected official or other government official to attend a Company event. If the invitee is in the midst of a re - election campaign, the Company event could be viewed as support for the campaign. Depending on local laws, any food, drink, or transportation provided to the invitee could be considered a gift. In most cases, there would be limits and reporting obligations.

23 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Serving the Greater Good CORPORATE CITIZENSHIP We believe in making a positive difference in people’s lives and maintaining the health and welfare of the communities where we live and work. We promote, encourage, and support a diverse range of corporate social responsibility activities. You are encouraged to get involved in the many initiatives we support. We also encourage you to make a difference on a personal level, but, in general, ask that you do so on your own time and at your own expense, making sure that your activities are lawful and consistent with our policies. Unless you receive approval in advance, please do not use WFS funds, assets, or the WFS name to further your personal volunteer activities. HUMAN RIGHTS We conduct our business in a manner that respects the human rights and dignity of all, and we support international efforts to promote and protect human rights, including an absolute opposition to slavery and human trafficking . Each of us can help support efforts to eliminate abuses such as child labour, slavery, human trafficking, and forced labour . Honour Our Values • Report any suspicion or evidence of human rights abuses in our operations or in the operations of our suppliers. • Remember that respect for human dignity begins with our daily interactions with one another and with our suppliers and customers. It includes promoting diversity, accommodating disabilities, and doing our part to protect the rights and dignity of everyone with whom we do business. CO DE O F CO N DUCT

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 24 REV 01.1 - NOV 2019 Responsible Sourcing and Conflict Minerals Revenue from conflict minerals has been linked to funding for groups engaged in extreme violence and human rights atrocities, so we are proactive in implementing policies and procedures throughout our supply chain to source responsibly, monitor our suppliers’ performance, and, where needed, request corrective action. We work closely with suppliers of raw materials, parts, and components and communicate our expectation that suppliers and vendors will comply with all applicable laws including laws aimed at providing conflict - free minerals. ENVIRONMENTAL STEWARDSHIP AND SUSTAINABILITY We recognize our environmental and societal responsibilities. We are committed to sustainability and to minimizing damage to the environment as well as any potential harm to the health and safety of employees, customers, and the public. Honour Our Values • Do your part to ensure that protecting employee safety and the environment is a priority . Stop work and report any situation that you believe could result in an unsafe working condition or damage to the environment . • Fully cooperate with environmental, health, and safety training and with our Company’s periodic compliance reviews of our products and operations . • Read and understand all the information provided by our Company that is relevant to your job and the health, safety, and environmental effects of our operations . • Be proactive and look for ways that we can minimize waste, energy, and use of natural resources . • Contact the Compliance Officer if you have any questions about compliance with environmental, health, and safety laws and policies. Find Out More Corporate Citizenship & Sustainability Policy Environmental Policy

25 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 CO DE O F CO N DUCT Working With Our Customers and Business Partners HONEST AND FAIR DEALING As a Company, we apply our Values of respect and integrity when working with customers, business partners, and others. We always tell the truth about our services and capabilities and never make promises we can’t keep. Treat others fairly and honestly. Do not take unfair advantage through manipulation, concealment, abuse of privileged or confidential information, misrepresentation, fraudulent behavior, or any other unfair practice. Honour Our Values • Be responsive to all reasonable requests from our customers and business partners, but never comply with a request to do something that you regard as unlawful or contrary to our high standards. • Promise only what you can deliver and deliver on what you promise. Be Alert For • Pressure from others to avoid rules and regulations. • Temptations to tell people what you think they want to hear rather than the truth. MANAGEMENT OVERRIDE AND USE OF POSITION We never use our position at WFS for our own personal benefit or the benefit of our business partners or friends. Don’t misrepresent the position you hold or the fact that you work for WFS, and never use Company information, resources, or property to advance your personal interests or the personal interests of others. If you are a manager, lead with integrity. You don’t have the authority to waive any Code requirements or to override any WFS internal control, policy, procedure, or law. Don’t use your position to direct, request, or encourage someone else to commit an act that would violate our Code. Any employee who feels pressured by their manager to do something unethical or illegal should immediately report the incident to the Compliance Officer or the Ethics Hotline.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 26 REV 01.1 - NOV 2019 THIRD - PARTY RELATIONS WFS is committed to forming business relationships with reputable and qualified third parties. We evaluate and engage with qualified sales agents, suppliers (including vendors), and other third parties on an objective basis grounded in fairness. In making sourcing decisions, assess each third party based on their ability to satisfy our business and technical needs and requirements as well as the long - term cost and benefit to WFS. Undertake the appropriate due diligence. Ensure that agreements are negotiated in good faith and are fair and reasonable for both parties. Be Alert For • “Red flag” behaviors – third parties who: – Have a poor reputation. – Have close ties with – or are recommended by – a government official customer. – Refuse to comply with our Code. – Ask to remain anonymous. – Refuse to submit itemized invoices. – Request unreasonable compensation or ask that payment be made out to “cash” or “bearer.” – Request payment in a country different from their home country or the country where their services were provided. Q&A I recently saw a news report on social media about one of our suppliers. It suggested that they may have some questionable labour practices. What should I do with this information? Share it with your manager – even if the supplier’s practices don’t directly affect WFS, they could subject us to reputational harm. Find Out More Corporate Purchasing Policy

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 27 REV 01.1 - NOV 2019 CONFLICTS OF INTEREST A conflict of interest can occur whenever you have a competing interest that may interfere with your ability to make an objective decision on behalf of WFS. Each of us is expected to use good judgment and avoid situations that can lead to even the appearance of a conflict, which can undermine the trust others place in us and damage our reputation. Conflicts of interest may be actual, potential, or even just a matter of perception. Since these situations are not always clear - cut, you need to fully disclose them to your manager so that we can properly evaluate, monitor, and manage them. Honour Our Values • Always make business decisions in the best interest of WFS. • Avoid conflict of interest situations whenever possible. • Think ahead and proactively address situations that may put your interests or those of a family member in potential conflict with WFS. • Discuss with your manager full details of any situation that could be perceived as a potential conflict of interest. Be Alert For Be alert to situations, including the following, which are common examples of potential conflicts of interest: • Corporate opportunities If you learn about a business opportunity because of your job, it belongs to WFS first. This means that you should not take that opportunity for yourself unless you get approval from Executive Leadership and the Legal Team. • Friends and relatives On occasion, it is possible that you may find yourself in a situation where you are working with a close friend or relative who works for a customer, supplier, or competitor. Since it is impossible to anticipate all situations that may create a potential conflict, you should disclose your situation to your manager in order to determine if any precautions need to be taken. • Personal investments A conflict can occur if you have a significant ownership or other financial interest in a competitor, vendor, supplier, or customer. Make sure you know what’s permitted – and what’s not – by our policies and seek help with any questions. • Civic activities Unless Executive Leadership specifically asks you to do so or has provided written approval, you shouldn’t accept a seat on the board of directors or advisory board of any of our competitors, suppliers, customers, or partners, especially if your current job gives you the ability to influence our relationship with them.

28 • Competitor relationships It is a conflict when you provide compensated or uncompensated services to a competitor, except for services rendered under a valid WFS contract with the competitor. It is a conflict if you utilize for any unauthorized purpose or disclose to a competitor or other third party any proprietary data that has been entrusted to the Company by a customer or supplier. OUTSIDE EMPLOYMENT Doing work outside of your job with WFS can also create a conflict of interest depending on the work and the extent of your involvement, and can create a distraction which is not appropriate and impacts your ability to fully do your job for WFS. To ensure that there are no conflicts and that potential issues and impacts are addressed, you always need to disclose and discuss outside employment with your manager. If approved, you must ensure that the outside activity does not interfere with your work at WFS. Also, take care to ensure that any approved side or personal business does not compete with WFS or the time, talent, or energy you bring to your job. Be aware that working for a competitor, supplier, or customer raises conflict of interest concerns that will need to be resolved. Q&A One of our customers asked if I would be willing to do a little work for him “on the side.” Is this OK? It depends . If the work to be done competes with WFS business, then the job would represent a conflict of interest and you should not accept it . If the work is unrelated to WFS, it’s probably alright depending on the time and attention required of you . In either case, it’s best to disclose the offer and seek guidance from your manager . It’s important that your activity not even give the appearance of a possible conflict . GIFTS AND ENTERTAINMENT A modest gift may be a thoughtful “thank you,” or a meal may be an appropriate setting for a business discussion. If not handled carefully, however, the exchange of gifts and entertainment may appear to create a conflict of interest or other misconduct. This is especially true if it happens frequently, or if the value of the gift or entertainment is large enough that someone may think it can improperly influence a business decision. Proper records of such expenses must also be created and maintained. Honour Our Values • Exchange gifts and entertainment that foster goodwill in business relationships and are compliant with our policies, but never provide or accept gifts or entertainment that obligate or appear to obligate the recipient. • Never accept gifts of any kind from a business partner with whom you are involved in contract or business negotiations. REV 01.1 - NOV 2019 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 29 REV 01.1 - NOV 2019 • Understand and comply with the policies of the recipient’s organization before offering or providing gifts, favours, or entertainment. • Never accept cash or cash equivalents. • Do not request or solicit personal gifts, favours, entertainment, or services. • Raise a concern whenever you suspect that a colleague or third party acting on our behalf may be engaged in any attempt to improperly influence a decision of a customer or government official. Be Alert For • Situations that could embarrass you or our Company, including entertainment at sexually oriented establishments. • Gifts, favours, or entertainment that may be reasonable for a privately owned customer but not for a government official or agency. We do not accept or provide gifts, favours, or entertainment – even if it complies with our policies – if the intent is to improperly influence any decision. Q&A When traveling, I received a gift from a business partner that I believe was excessive. What should I do? You need to let your manager and the Legal Team know as soon as possible. If a gift is perishable or impractical to return, another option may be to distribute it to employees or donate it to charity with a letter of explanation to the donor. Find Out More Travel and Entertainment Policy WORKING WITH THE GOVERNMENT We are committed to meeting the many special legal, regulatory, and contractual requirements that apply to our government - related work. These requirements may apply to bidding, accounting, invoicing, subcontracting, employment practices, contract performance, gifts and entertainment, and other matters. In addition, WFS may be legally obligated to impose those requirements on any agents or subcontractors we bring in to help in the work. You must always make sure you know whether you are dealing with a government - related entity. This is not always obvious. Businesses such as airlines, oil companies, and telecommunications providers may be owned or controlled by a government, in whole or in part, and subject to special rules. When in doubt, discuss the situation with your manager or the Legal Team.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 30 REV 01.1 - NOV 2019 Safeguarding Information and Assets ACCURATE RECORDKEEPING The accuracy and completeness of our disclosures and business records is essential to making informed decisions and to supporting investors, regulators, and others. Our books and records must accurately and fairly reflect our transactions in sufficient detail and in accordance with our accounting practices, internal controls, our policies, and the law. Some employees have special responsibilities in this area. If you are involved in any aspect of our financial reporting, make sure you meet all applicable procedural and legal requirements. Take care to ensure reports or disclosures about our financial records are full, fair, accurate, complete, objective, and timely, and never falsify or mischaracterize any book, record, account, entry, or transaction that relates to WFS. Records Management Documents should only be disposed of in compliance with WFS policies and should never be destroyed or hidden. You must never conceal wrongdoing or permit others to do so. Never destroy documents in response to – or in anticipation of – an investigation or audit. If you have any questions or concerns about retaining or destroying corporate records, please contact our Legal Team. Remember, everyone at WFS contributes to the process of recording business results and maintaining records. Whether you are filing an expense report, preparing a financial statement, or simply completing a time sheet, be honest accurate and complete. Honour Our Values • Create business records that accurately reflect the truth of the underlying event or transaction. • Be guided by the principles of transparency and truthfulness. • Write carefully in all of your business communications. Write as though someday the records you create may become public documents. CO DE O F CO N DUCT

31 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 Be Alert For • Records that are not clear and complete or that obscure the true nature of any action. • Undisclosed or unrecorded funds, assets, or liabilities. • Improper destruction of documents. Q&A My top customer asked me to change the invoice date so that the document showed the product was shipped earlier than it actually was. As this wouldn’t impact WFS financial reporting, is it OK to abide by the customer’s request? No. Even if WFS properly records the transaction with the customer, there must be a legitimate business reason for modifying documents. If you are uncertain about the intent of a request from a customer or a supplier, discuss the request with your manager, your business leader, our Legal Team or Internal Audit. Q&A I have received several large invoices for payments due to our suppliers. If I record these as an expense now, it will hurt our numbers. May I just record them accurately at the end of the quarter? No. Failing to record expenses would reduce current period expenses and result in overstated earnings. This could have a material and fraudulent impact upon the current period financial reports and is against Company policy and the law. Find Out More Records and Data Retention Policy

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 32 REV 01.1 - NOV 2019 PHYSICAL AND ELECTRONIC ASSETS Each of us is entrusted with physical and electronic assets, and we are personally responsible for using them with care and protecting them from fraud, waste, and abuse. Personal use of these assets is discouraged, but where permitted, should be kept to a minimum and have no adverse effect on productivity and the work environment. Physical assets include our facilities, furnishings, office equipment, materials and supplies. Electronic assets include our hardware, software, email and voicemail systems, intranet and internet access, computer data, and any information created, sent, received, downloaded, or stored on our systems. Honour Our Values • Use Company assets to carry out your job responsibilities, never for activities that are improper or illegal. • Observe good physical security practices, especially those that relate to badging in and out of our facilities. • Also observe good cybersecurity practices: – Do not use WFS equipment or systems to create, store, or send content that others might find offensive. – Do not share passwords or allow other people, including friends and family, to use WFS resources. – Only use software that has been properly licensed. The copying or use of unlicensed or “pirated” software on Company computers or other equipment to conduct Company business is strictly prohibited. If you have any questions about whether or not a particular use of software is licensed, contact the IT Department. Be Alert For • Requests to borrow or use WFS equipment without approval. • Unknown individuals without proper credentials entering our facilities. • Inappropriate use of WFS resources for personal purposes. Find Out More Information Technology Policy

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 33 REV 01.1 - NOV 2019 CONFIDENTIAL INFORMATION Each of us must be vigilant and protect WFS confidential business information This means keeping it secure, limiting access to those who have a need to know in order to do their job, and only using it for authorized purposes. It also means keeping this information confidential even after your employment with WFS ends. Confidential information includes, customer information, Company strategies, financial and competitive information and other forms of confidential or nonpublic information, including intellectual property such as technical know - how, processes, and other trade secrets. Each of us also has a responsibility to respect and protect the personal information of others . Personal information includes anything that could be used to identify someone, either directly or indirectly, such as a name, email address, phone number, or credit card number . If your job requires collecting, accessing, using, storing, sharing, or disposing of personal information, follow our policies and all applicable laws. Only use it – and share it with others outside of WFS – for legitimate business purposes and where you have consent to do so and always in compliance with WFS policies. Your obligation to safeguard confidentiality extends to protecting the confidential business information and personal information entrusted to us by our customers, business partners, and other third parties . Intellectual Property WFS commits substantial resources to technology development and innovation. The creation and protection of our intellectual property (IP) rights are critical to our business. Examples of our IP include: • Trade secrets and discoveries. • Methods, know - how, and techniques. • Innovations and designs. • Systems, software, and technology. • Patents, trademarks, and copyrights. Promptly disclose to Company management any inventions or other IP that you create while you are employed by WFS, and contact the Intellectual Property Team if you receive any statements or questions from third parties regarding (1) the scope of WFS intellectual property rights; (2) the applicability of WFS rights to another company’s products, or; (3) the applicability of a third party’s intellectual property rights to WFS intellectual property rights or products.

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 34 REV 01.1 - NOV 2019 Honour Our Values • Properly label confidential information to indicate how it should be handled, distributed, and destroyed. • Only store or communicate Company information using WFS information systems. • Understand the expectations of customers and business partners regarding the protection, use, and disclosure of the confidential information that they provide to us. • Immediately report any loss, breach, or theft of confidential information to your manager. Be Alert For • Discussions of WFS confidential information in places where others might be able to overhear – for example, on planes and elevators, when using mobile phones, or through unsecure networks. • Sending confidential information to unattended fax machines or printers. • Failing to shred or securely dispose of sensitive information. • Requests by business partners for confidential information about our customers or other business partners if there is no associated business requirement or authorization. • Using “free” or individually purchased internet hosting, collaboration, or cloud services. Q&A If I invent something on my own time and utilizing my own resources while employed at WFS that has nothing to do with WFS’ business, does the Company own the rights to it? No. However, products, improvements, and ideas for products or improvements developed during your WFS employment that relate in any way to products WFS has designed, manufactured, or marketed, or to products considered for manufacture or marketing by WFS are the property of WFS. Find Out More Intellectual Property Policy DELEGATION OF AUTHORITY Commitments to enter into any business arrangements, including contracts to provide services or to spend funds must be approved in accordance with applicable policies. Bypassing these internal controls by engaging in unauthorized business activities is strictly prohibited. All business commitments must also be visible to WFS Finance, Purchasing (where appropriate), and Legal to ensure commitments are in the best interest of WFS and for the accuracy of our financial books and records. Find Out More Delegation of Authority Policy

WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT 35 REV 01.1 - NOV 2019 SPEAKING ON BEHALF OF WFS We are committed to maintaining honest, professional, and lawful internal and public communications. We need a consistent voice when making disclosures or providing information to the public. For this reason, it is important that only authorized persons speak on behalf of WFS. Communications with media, investors, stock analysts, and other members of the financial community should be referred to Investor Relations. Full, Fair, and Timely Disclosures We are committed to being full, fair, and timely with regard to all reports and documents that describe our business and financial results and in other public communications. Be Alert For • Giving public speeches or writing articles for professional journals or other public communications that relate to WFS without appropriate management approval. • The temptation to use your title or affiliation outside of your work for WFS without it being clear that the use is for identification only. • Invitations to speak “off the record” to journalists or analysts who ask you for information about WFS or its customers or business partners. Find Out More Investor Relations Disclosure Policy SOCIAL MEDIA Be careful when writing communications that might be published online. If you participate in internet discussion groups, chat rooms, bulletin boards, blogs, social media sites, or other electronic communications, even under an alias, never give the impression that you are speaking on behalf of WFS. If you believe a false statement about our Company has been posted, do not post or share nonpublic information, even if your intent is to “set the record straight.” Your posting might be misinterpreted, start false rumors, or may be inaccurate or misleading. Instead, contact Investor Relations.

WESTPO R T FUE L SYSTEM S INC . COD E O F CONDUC T 36 REV 01.1 - NOV 2019 Acknowledgement Form

37 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 ACKNOWLEDGEMENT FORM At WFS, we believe in following all applicable laws and regulations. All WFS employees must complete and submit this Acknowledgement Form annually and participate in all required ethics and compliance training. Submitting this form indicates: • I have read the Westport Fuel Systems Inc. Code of Conduct, the Disclosure Policy, the Insider Trading Policy and the Anti - Corruption and Prevention of Bribery Principles Policy, in their entirety, and I understand and agree to comply with these policies. • I am aware of where I can find WFS’ additional corporate and the appropriate regional (local) operational policies on the Company intranets. I agree to take it upon myself to read them and agree to comply with them • I promise to act in an ethical manner, in compliance with all applicable laws and regulations, and in the best interests of WFS with honesty, integrity, and fairness at all times. • I agree that I am responsible for complying with the Code and I understand that I am expected to take all necessary and reasonable steps to ensure that the Code is followed and complied with. • If I become aware of a breach of the Code, I will promptly bring my concerns forward to the Compliance Officer or report them to the Ethics Hotline as permitted by the Whistleblower Policy. Name Job Title Date

WESTPO R T FUE L SYSTEM S INC . COD E O F CONDUC T 38 REV 01.1 - NOV 2019 Resources

39 WESTPORT FUEL SYSTEMS INC. CODE OF CONDUCT REV 01.1 - NOV 2019 RESOURCES Resource: Contact: Compliance Officer Lance Follett, 604 - 718 - 2020 Corporate Spokesperson Karen Hamberg, 604 - 718 - 6463 The Ethics Hotline westport.ethicspoint.com Human Resources Duane Radcliffe, 604 - 718 - 2019 Information Technology Elo Sarafian, 604 - 718 - 2082 Intellectual Property Larry Kyle, 604 - 718 - 2547 Internal Audit Gursev Singh, 604 - 718 - 1607 Investor Relations & External Affairs Karen Hamberg, 604 - 718 - 6463 Legal Team Lance Follett, 604 - 718 - 8370 Privacy Officer Melinda Kondrat, 604 - 718 - 2694 POLICY LISTING All policies referenced in our Code are accessible on our Company intranet.